UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41559

NWTN Inc.

(Translation of registrant’s name into English)

c/o Alan Nan WU

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note:

As previously disclosed, NWTN Inc. (the “Company”) has developed its major product line of Rabdan branded vehicles, including the Rabdan One model, which was the first new energy vehicle awarded a “Made in the Emirates” certificate in the United Arab Emirates (the “UAE”). The Company has marketed three Rabdan models, Rabdan One, Rabdan Five (which was discontinued shortly upon the launch) and Rabdan Seven, to its customers, each of which have been jointly developed by the Company and its partners in China. The Company holds registered trademarks for Rabdan One and Rabdan Seven in the UAE. In the fiscal years ended December 31, 2023 and 2022, the Company assembled and delivered approximately 800 Rabdan-branded vehicles to its customers.

In March 2024, the Company was orally informed by a representative of the UAE authority, who oversees the trademark use of the Rabdan brand for vehicles, to refrain from producing any vehicles under the Rabdan brand, as the authority intended to create a premium automotive product line using the Rabdan moniker. The Company immediately suspended new orders of Rabdan branded vehicles and engaged in discussions for collaborations with Rabdan Motors LLC, an entity set up by the UAE authority to develop a premium automotive product line under Rabdan brand.

In June 2024, the Company was notified by the same representative to refrain from selling any Rabdan branded vehicles within the UAE. Since that time, the Company has commenced the re-badging of approximately 320 vehicles held in inventory from the Rabdan brand to the Company’s own brand. The Company has entered into a sales agreement to sell all such re-badged vehicles. At the date of this report, the Company is progressing the vehicle delivery under the sales agreement and collecting the sales proceeds of delivered vehicles and has delivered 168 vehicles under the sales agreement.

As a result of the foregoing, the Company expects to record inventory impairment losses of approximately $17 million and accounts receivable losses of approximately $7 million, which may not be recouped from the re-labeling or re-branding efforts. The Company does not believe such developments will materially impact its financial statements for the fiscal year ended December 31, 2023; it is discussing with its independent registered public accounting firm on the impact to its financial statements for the first three quarters of 2024.

In response to the discontinuance of the Rabdan branded vehicles, the Company has rationalized its workforce by approximately 150 employees and contractors, and the total headcount reduction by the end of August 2024 was about 57% from January 2024. The Company incurred approximately $1 million in severance and other benefits payouts, arising from these reductions.

The Company has also been actively exploring new partnerships in new regions, including potential investment from OEM manufacturers in China.

We may not find alternative partners on favorable terms or maintain our existing strategic cooperation relationships with our business partners. If we are unable to introduce or manage new and existing brands and models of vehicles that customers recognize as valuable, we may fail to retain and attract customers and our operating results may be further adversely affected.

FORWARD-LOOKING STATEMENTS

This Form 6-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” believe,” “estimate” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward-looking information.

Forward-looking statements are predictions, projections and other statements about future events (including, but not limited to, the expected losses as a result of the discontinuance of the Rabdan branded vehicles and its impact on the Company’s financial statements) that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Form 6-K, including but not limited to any factors that may impact the delivery of vehicles under the sales agreement, the success of any new partnerships and any other business plans and initiatives of the Company and the risk factors contained in the Company’s filings with the Securities and Exchange Commission, which are available for review at www.sec.gov. Forward-looking statements speak only as of the date they are made. New risks and uncertainties arise over time, and it is not possible for the Company to predict those events or how they may affect the Company. If a change to the events and circumstances reflected in the Company’s forward-looking statements occurs, the Company’s business, financial condition and operating results may vary materially from those expressed in the Company’s forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 19, 2024

NWTN Inc.

By:	/s/ Alan Nan Wu
Name:	Alan Nan Wu
Title:	Chief Executive Officer, Executive Director and Chairman

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